EXHIBIT - q(iv)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

VARIABLE WHOLE LIFE INSURANCE POLICY

WITH MODIFIED SCHEDULED PREMIUMS

Amended and Restated

Description of the

Issuance, Transfer and Redemption Procedures for MSPVL Policies

Pursuant to Rule 6e-2(b)(12)(ii)

Under the Investment Company Act of 1940

and

Method of Computing Adjustments in

Payment and Cash Values

Upon Conversion to Fixed Benefit Life Policies

Pursuant to Rule 6e-2(b)(13)(v)(B)

Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Variable Whole Life Insurance Policy with Modified Scheduled Premiums (the “Policy/Policies”), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a fixed benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form S-6 for the Policies and the Separate Account through which they are issued (Reg. No. 33-83412).

GIAC has discontinued sales of these policies; however, premium payments on existing policies are accepted on a continuous basis.

I. Procedures Relating to Issuance of the Policy*

A. Premium Schedules and Underwriting Standards

Basic Scheduled Premiums for GIAC’s Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Basic Scheduled Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The prospectus for the Policies specifies Basic Scheduled Premiums for certain illustrative ages and risk classifications. The Basic Scheduled Premiums and any Policy Premium Assessments relating to additional risks identified with respect to the insured and/or any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

B. Application and the Processing of Policy Premium Payments

When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders described in Appendix B to the Prospectus.

insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the first Policy Premium has been paid, and the Policy has been delivered while the insured is living.

Although a Policy will not be issued until after the underwriting process has been completed, if all or a portion of the first Policy Premium is paid with the application, conditional receipt coverage (for the amount of insurance applied for up to a specified maximum) will take effect on the later of the date shown on Part I of the application or the last dated Part II of the application. If a prospective insured does not qualify for conditional receipt coverage based on the information supplied in the application, GIAC will return any amount paid to the prospective owner until the underwriting process has been completed.

Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. If they elect to convert, they may receive a credit upon conversion in an amount up to one annual premium.

The Policy Date is the date as of which the insured’s Age is determined and can be the same as the effective date of any conditional receipt coverage if a sufficient portion of the first Policy Premium is paid concurrently with the signing of the completed application. If no such Policy Premium payment is submitted with the application, the Policy Date is the date when the Policy is issued. The Policy Date is used to measure Policy months and Policy years.

Under certain circumstances, GIAC will permit a policy to be backdated, upon request, but only to a Policy Date not earlier than six months prior to the date the application is signed. To backdate a policy, GIAC will require the payment of all Policy Premiums that would have been due had the application date coincided with the backdated Policy Date. Also, on the Issue Date, all monthly deductions for the period from the backdated Policy Date to the Issue Date will be deducted.

GIAC credits and allocates any payment received on or before the Issue Date in an amount less than $100,000 to the investment divisions of the Separate Account (i.e., the Variable Investment Options) chosen by the Policyowner and/or the Fixed-Rate Option as of the Issue Date. Prior to the Issue Date, GIAC holds any such premiums received in its general account. The payment may include the Policy Premium and a permitted unscheduled payment amount, but only the Net Premium amount will be allocated among the Variable Investment Options and the Fixed-Rate Option. The Net Premium is the Basic Scheduled Premium or unscheduled payment minus the sum of the premium tax charge, the Deferred Acquisition Cost tax charge and the applicable premium sales charge, all of which are described in the prospectus.

Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy Premium on the premium due date if such payment is received on or during the 31 days preceding such premium due date. Prior to the premium due date, GIAC hold the Policy Premium in its general account.

GIAC normally credits and allocates any other payment as of the Valuation Date of receipt if it receives such a payment before the close of business at its Customer Service Office. These general rules regarding crediting premium payments apply if GIAC has received all of the necessary information needed to apply the purchase payment. If GIAC does not receive all of the information it needs, it will contact the policyowner to get it. GIAC will then apply the purchase payment on the Valuation Date that the necessary information is received. In some cases GIAC may return the payment to the Policyowner. If a premium payment is cancelled or returned for insufficient funds, GIAC reserves the right to reverse the investment options chosen. The Policyowner may also be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. GIAC reserves the right to refrain from allocating contributions to the selected investment options until it is notified by the bank that the check has cleared.

If Policy Premiums and/or Unscheduled Payments in excess of $100,000 are received from the Policyowner prior to the later of (i) 45 days from the date Part I of the completed application is signed or (ii) 15 days after the Issue Date, GIAC will allocate any Net Premium in excess of $100,000 (“Excess Net Premium”) to The RS Money Market VIP Series. On the later of (i) or (ii), any Excess Net Premium allocated to The RS Money Market VIP Series, and any earnings attributable thereto, will be re-allocated in accordance with the Policyowner’s then current allocation instructions. Any amounts which the Policyowner has allocated to the fixed-rate option or The RS Money Market VIP Series will not be counted towards the $100,000 limit and will be allocated to the fixed-rate option and/or The RS Money Market VIP Series as of the Valuation Date of receipt. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC.

Policy Premiums may be paid annually or periodically. Annual payments are due on Policy Anniversaries. Periodic payments are due on the Monthly Dates specified by GIAC and will reflect the mode selected for payment (i.e. semi-annual, quarterly or monthly). The sum of periodic Policy Premiums is higher than annual Policy Premiums. This reflects an administrative charge for the expense incurred in collecting and processing Policy Premiums, as well as an interest adjustment to take account of the fact that when premiums are paid annually, GIAC has the use of the funds for the entire year.

After the first policy year, the Policyowner may “skip” paying one or more Policy Premiums without causing the Policy to lapse or reducing its Face Amount if this privilege has been elected and specified eligibility criteria are satisfied. The Policyowner may also elect to pay Policy Premiums through Automatic Premium Loans.

II. Procedures Relating to Transfers Among Investment Divisions

The Account is subdivided into investment divisions which correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end diversified management investment company. Currently, the maximum number of options in which the Policy Account Value may be invested or held at any one time is 7. GIAC reserves the right to change this number from time to time.

Net Premiums for the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner.

The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account’s investment divisions as often as he/she wishes, although GIAC reserves the right to limit such transfers to no more frequently than once every 30 days and to charge $25 for each transfer in excess of 12 in a policy year. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Valuation Date on which the request is received. Telephone transfer requests will be effective the day of receipt, if the telephone call is completed not later than 4:00 p.m. Eastern time. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.

The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Date from The RS Money Market VIP Series Investment Division to one or more of the other investment divisions or the Fixed-Rate Option. The minimum automatic transfer amount is $100 per receiving option.

III. Procedures Relating to Redemptions Under the Policy

A. Partial Withdrawals

After the first Policy year and while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. The minimum net partial withdrawal amount is $500 after deduction of a partial withdrawal charge (i.e.), the lesser of $25 or 2% of the requested withdrawal amount) and any applicable surrender charges which will be imposed as described in the prospectus for the Policies if a partial withdrawal reduces the Policy’s Face Amount. See below. The requested partial withdrawal amount will be deducted proportionately from the Variable Investment Options as of the Valuation Date of the Policyowner’s request until the Policy Account Value attributable thereto is exhausted and then from the Fixed-Rate Option. Payment will typically be made within seven days of the date that GIAC received the Policyowner’s partial withdrawal request. After effecting a partial withdrawal, the remaining Cash Surrender Value must exceed the Benchmark Value and the remaining Net Cash Surrender Value must be greater than zero.

B. Face Amount Reduction

After the first Policy year, the Policyowner may ask GIAC to reduce the Face Amount of his/her Policy. The minimum reduction is $10,000. The reduction will take effect on the Monthly Date next following the date that GIAC approves the change.

GIAC will deduct surrender charges as described in the prospectus if the Face Amount is reduced during the first 12 Policy years. GIAC will also deduct a partial withdrawal charge if a partial withdrawal causes a Face Amount reduction. See above. Policy Premiums and most Policy values will be lower after a Face Amount reduction.

C. Policy Loans

After the first Policy year and while the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. A Policy’s loan value is 90% of the Cash Surrender Value on the date that GIAC receives a proper, written loan request (which includes an assignment of the Policy) at its Customer Service Office, minus any then outstanding Policy Debt. The sum of any outstanding loan amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be paid within seven days of the date that GIAC received the loan request. The minimum loan amount is $500, unless the loan is an Automatic Premium Loan. If your policy’s loan value is less than $500, we will not process a loan for less than the full amount of your policy’s loan value.

When a Policyowner takes a loan, GIAC transfers the amount of the loan from the Variable Investment Options and the Fixed-Rate Option into a Loan Collateral Account within GIAC’s general account. GIAC will first transfer amounts held in the Variable Investment Options in proportion to the Policy Account Value held in such options as of the date it received the loan request. If the requested loan exceeds the Policy Account Value held in the Variable Investment Options, GIAC will transfer the excess amount from any Policy Account Value then held in the Fixed-Rate Option.

GIAC charges the Policyowner interest on all outstanding loans at an annual rate of 8%. Interest accrues daily and is due on Policy Anniversaries. If loan interest is not paid when due, GIAC automatically increases the outstanding loan by transferring amounts equal to the accrued but unpaid loan interest from the Variable Investment Options and the Fixed-Rate Option to the Loan Collateral Account, in the manner and order described above. Amounts in the Loan Collateral Account earn interest at a minimum annual rate of 6%.

The Policyowner may repay all or part of the Policy Debt. The minimum loan repayment amount is the lesser of $100, unless the repayment accompanies a then due Policy Premium, or the then outstanding Policy Debt.

When GIAC credits and allocates a loan repayment, it transfers from the Loan Collateral Account the amount of the repayment, minus a proportional amount of accrued loan interest, plus any interest paid on the repaid amount by the Loan Collateral Account, as follows:

*first, into the Fixed-Rate Option to repay

all loans provided by Policy Account Value

which had been attributable to the Fixed-Rate

Option; and

*then, into the Variable Investment Options

in accordance with the Net Premium allocation

instructions then in effect.

If the Policy Debt exceeds the Cash Surrender Value on a Monthly Date, the Policy could lapse. GIAC will notify the Policyowner that a specified loan repayment is required to keep the Policy in force.

D. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request (in a form acceptable to GIAC) together with the Policy or an acceptable affidavit of loss. GIAC will normally pay the Net Cash Surrender Value as of the Valuation Date on which it received the surrender request within seven days. All insurance coverage ends as of the Valuation Date that GIAC computes the Net Cash Surrender Value for surrender.

The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charges, minus any Policy Debt, plus any previously paid Policy Premium Assessments that relate to periods beyond the next Monthly Date. GIAC assesses surrender charges consisting of a deferred administrative charge and a deferred sales charge if a Policy is surrendered during the first 12 Policy years. These charges are described in the prospectus for the Policy. Fractional surrender charges are imposed when the Face Amount is reduced during the first 12 Policy years.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

If a Policy Premium or required loan repayment (see above) remains unpaid by the end of a 31-day grace period from its due date, the Policy lapses as of the end of the grace period unless a Policy Value Option becomes effective. These options include fixed benefit extended term insurance, reduced paid-up insurance and variable paid-up insurance. The Policyowner may, alternatively, surrender the Policy for its Net Cash Surrender Value (see above) or take steps to fulfill the conditions for reinstatement (see below).

E. Death Claims

GIAC will normally pay the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment. **

The Policy provides two death benefit options. The Policyowner can choose an option on the Policy application. Option 1 is the automatic option if the Policyowner does not select an option.

The death benefit provided under Option 1 is the greater of:

*	the Face Amount on the date of the insured’s death; or

*	the minimum death benefit then required under Section 7702 of the Internal Revenue Code to assure that the Policy qualifies as life insurance; or

*	after the first Policy year, the Policy’s “variable insurance amount,” which is defined below.

The death benefit provided under Option 2 is the greater of:

*	the Face Amount on the date of the insured’s death plus any amount by which the Policy Account Value then exceeds the Benchmark Value as adjusted to the date of death; or

*	the minimum death benefit then required under Section 7702 of the Internal Revenue Code to assure that the Policy qualifies as life insurance; or

*	after the first Policy year, the Policy’s variable insurance amount.

**	State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

The minimum death benefit required under Section 7702 of the Internal Revenue Code is $1,000 multiplied by the sum of

*	the Policy Account Value, plus

*	any Policy Premium Assessments paid for a period beyond the Policy month during which the insured died (if premiums are not then being waived under a waiver of premium rider)

divided by the Net Single Premium for the insured’s Attained Age, sex and premium class. The Net Single Premium is adjusted to the date of death. A table of Net Single Premiums is set forth in the Policy.

The variable insurance amount provides a guarantee that the death benefit will be greater than the then effective Face Amount if investment performance during the preceding Policy year was sufficiently favorable. GIAC determines the variable insurance amount for each Policy year after the first by multiplying $1,000 by the Policy Account Value on each Policy Review Date and dividing the result by the Net Single Premium that applies for such Policy Review Date. The variable insurance amount will be reduced during a Policy year if the Face Amount is reduced or if a partial withdrawal is effected.

On or after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy once each Policy year. Evidence of insurability is required to change from Option 1 to Option 2.

The death proceeds payable to the beneficiary will include Policy Premium Assessments which relate to a period beyond the Policy month of death and any proceeds provided by additional benefit riders, but is reduced by any outstanding Policy Debt. If the insured dies during the grace period for an unpaid Policy Premium, GIAC will calculate the death benefit as though such premium had been paid and then deduct the portion of such premium that relates to periods through the Policy month of death from the payable death proceeds. The death proceeds will also reflect interest from the date of death to the date of payment.

GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Deferment of Benefits

GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other Policy transactions involving any Policy Account Value held in the Separate Account’s investment divisions if: (i) the New York Stock Exchange is closed for other than weekends or holidays, or trading is restricted; (ii) the Securities and Exchange Commission determines that a state of emergency exists which may make Policy transactions impracticable; or (iii) at any other time when one or more of the Variable Investment Options’ corresponding Funds lawfully suspends payment or redemption of their shares.

In addition, federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require GIAC to reject a premium payment and/or “freeze” a policyowner’s account. If these laws apply in a particular situation, GIAC would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a policy were frozen, the policy account value would be moved to a special segregated account and held there until GIAC received instructions from the appropriate federal regulator. These laws may also require GIAC to provide information about the policyowner and his or her contract to government agencies and departments.

V. Reinstatement

A lapsed Policy that has not been surrendered for cash may be eligible for reinstatement for up to five years after the date of default. The insured must be living when GIAC effects the reinstatement. GIAC must receive a written application for reinstatement, which includes satisfactory evidence of insurability. In addition, GIAC requires:

*	repayment of any outstanding Policy Debt with 8% interest compounded yearly; and

*	payment of the greater of

**	all overdue Policy Premiums with 6% interest compounded yearly; or

**	110% of the increase in the Cash Surrender Value that results from reinstatement, plus any overdue Policy Premium Assessments, with 6% interest compounded yearly.

A reinstated Policy has the same Policy Date, Face Amount and death benefit option as the Policy which lapsed.

VI. Cash Adjustment Upon Exchange of Policy

In accordance with Rule 6e-2(b)(13)(v)(B), the Policyowner may exchange the Policy for a level premium, permanent fixed benefit whole life insurance policy then being, offered by GIAC or its affiliate, without submission of new evidence of insurability, until the later of the insured’s attained age 70 or the second policy anniversary. The new policy will have the same Face Amount as the original Policy on the exchange date. The new policy will have the same Policy Date, and the insured’s Age and risk classification will be retained for the new policy. This exchange privilege is designed to permit a Policyowner to opt out of this Policy which provides benefits that vary with investment results in order to obtain a similar policy which provides a fixed benefit.

There may be a cost or credit to be paid upon this type of exchange. The amount of the cost or credit is the greater of (1) or (2) where:

*(1) is the cumulative premiums for the new policy with interest at 6% minus the cumulative Policy Premiums for the exchanged Policy with interest at 6%; and

*(2) is the cash value of the new policy minus the Cash Surrender Value of the exchanged Policy on the exchange date.

For purposes of calculating cumulative premiums for this policy under (1) above, any withdrawals from the policy will be deducted from the sum of the actual premiums paid to date.

If the greater amount is less than zero, the issuer of the new policy will pay an exchange credit to the owner. If the greater amount is more than zero, the owner must pay the exchange cost to the issuer of the new policy.